7402 N Eldridge Parkway Houston, TX 77041 USA (800) 228-2893

April 23, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Ms. Anne Nguyen Parker

RE:	NOW Inc. (the “Company”)
Amendment No.1 to Registration Statement on Form 10-12B/A
Filed April 8, 2014
File No. 1-36325

Ladies and Gentlemen:

This letter responds to the comments that the Company received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on April 18, 2014. For your convenience, the Company’s responses are prefaced by the Commission’s comment in bold text. All capitalized terms used herein and not defined herein shall have the meanings given to them in our Form 10-12B/A.

Amendment No. 1 to Registration Statement on Form 10-12B

General

Exhibit 99.1

Our Competitive Strengths, page 6

1.	We note your response to our prior comment 2 and your amended disclosure on pages 6, 7, and 45. However, the three specific sources you cite in your response refer to your position in the industrial distribution market, such as with respect to the HVAC and PVF markets. Please clarify how these sources demonstrate your position in the energy market or your position as a leading provider of supply chain solutions. Otherwise, please revise to limit your claims accordingly, or provide us with sources specifically supporting your claims.

Response: The Company has considered the comment and revised the disclosures on page 6, 7 and 45.

U.S. Securities and Exchange Commission

April 23, 2014

Compensation Discussion and Analysis, page 85

Long –Term Incentive Compensation, page 95

2.	We note in your discussion regarding NOV’s 2013 long-term incentive compensation that the performance share awards are subject to two separate performance metrics: 50% with a TSR (total shareholder return) goal and 50% with an internal ROC goal (return on capital). We further note that payout levels are tied to NOV’s performance when compared with performance of the members of the OSX index. To the extent that NOW’s compensation programs will have performance metrics, please be sure to disclose the specific performance metric goals as well as NOW’s specific performance so that investors may understand the payouts. For example, if NOW will use metrics similar to those used by NOV, please disclose the TSR performance of the members of the OSX index as well as the TSR performance of NOW.

Response: The Company’s Compensation Committee will determine the performance metric or metrics applicable to the equity or other incentive awards granted to the Company’s executives. To ensure investors can understand the Company’s incentive awards and the payouts made thereunder, the Company will disclose the relevant performance metrics and, upon completion of the performance period or periods, disclose the Company’s actual performance and, as applicable, the actual performance of any comparator indices or other similar benchmarks.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements, page 105

3.	Please clarify whether the separation of NOV’s distribution business into NOW would trigger change in control payments to any of the executive officers.

Response: The separation of NOV’s distribution business into NOW will not trigger change in control payments to any executive officer. We have added disclosure on page 106 of our amended information statement confirming same.

Financial Statements of NOW Inc.

Note 12 – Business Segments and Primary End-Market, page F-21

4.	We note your response to comment 20 in our letter dated March 26, 2014 and the related revisions to your filing. Please revise the disclosure of sales mix by principal product categories to show the dollar amount of revenue from the sale of each product. Refer to FASB ASC 280-10-50-40.

Response: The Company has considered the comment and revised the disclosure on page F-24.

U.S. Securities and Exchange Commission

April 23, 2014

In providing this response letter to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (713) 346-7607.

Sincerely,

/s/ Raymond W. Chang
Raymond W. Chang
Vice President and General Counsel